Exhibit 99.1

WILDER RICHMAN HISTORIC PROPERTIES II, L.P.
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                                                             340 Pemberwick Road
                                                             Greenwich, CT 06831
                                                             (203)869-0900

November 30, 2005

To the Unit Holders of
  Wilder Richman Historic Properties II, L.P.:

      You may have received an offer from Everest Properties II, LLC, Dixon Mill Investor, LLC and MPF Pacific Gateway, LLC (the "Purchasers") to purchase ALL the limited partnership units of Wilder Richman Historic Properties II, L.P. (the "Partnership") at a price of $20,000 per unit, without interest, less the amount of any cash distributions made to you after November 14, 2004 (the "Offer").

      The Partnership and the general partner make no recommendation as to whether or not unit holders should tender their units in response to the Offer. However, unit holders may want to consider the following in making their own decisions as to whether or not to tender their units in the Offer.

Reasons for Not Making a Recommendation

      The operating general partner has agreed to list the property for sale, and if an acceptable price is offered, intends to seek Partnership approval to sell the property. The Purchasers projected a current liquidation value for the units based on a potential sale price of $96.5 million for the sale of the property to a condominium converter, an estimate provided by a real estate broker retained by the operating general partner to market the property. The Purchasers determined the net proceeds to unit holders from such a sale to be approximately $54,500 per unit, including the other assets and liabilities of the Partnership and assumed expenses of selling the property. The Purchasers also considered that a condominium converter may not offer to purchase the property (the only offers received for the property between 2002 and 2005 did not exceed $33 million), in which case the property would likely be valued as a rental property. The Offer price exceeds the amount estimated to be available for distribution to unit holders if a sale of the property had occurred at offering prices received between 2002 and 2005, but is less than the Purchasers' estimated current liquidation value based on the potential price if a condominium converter were to purchase the property at the amount estimated by the real estate broker as discussed above. While there is a potential for achieving greater value than the Offer price if the property is sold, there is no assurance that a sale can be accomplished at or near that price, or at all.

      The general partner believes that unit holders should make their own decisions whether to tender based upon their personal investment strategy, the individual tax consequences of tendering in the Offer or continuing to hold the units, and other relevant personal considerations. Unit holders are strongly urged to consult with their own tax and financial advisors in order to reach their own decisions as to these matters. If a unit holder tenders its units at $20,000 per unit in cash now, and all of the unit holder's units are purchased, the unit holder will forego

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the potential for a higher purchase price or annual cash distributions from operations, but will avoid the risk that the Partnership may not sell its assets for distribution in the near future or that future annual distributions from operations are not made or that the Partnership may sell its assets at a price that would result in a distribution to unit holders that is less than the price in the Offer.

      Unit holders should be aware that condominium converters in recent times have aggressively entered the market in the New York metropolitan area and have substantially bid up the prices for properties that have condominium conversion potential. The general partner believes it is this phenomenon that has afforded the current potential opportunity to realize a price substantially higher than the prices offered for the property over the last several years.

Tax Consequences

      All unit holders are advised to consult with their own tax advisers concerning the tax consequences of a sale of their units. There will be tax consequences to individual unit holders as a result of a sale of their units, and those tax consequences could vary significantly for each unit holder based on such unit holder's unique tax situation or other circumstances. In addition, unit holders should be aware that there could be different tax consequences depending upon whether all or only some of their units are purchased in the Offer. If a unit holder's entire interest is sold, any suspended losses from the Partnership would be deductible from ordinary income (subject to any other applicable limitation). If a unit holder sells only a portion of its units, the tendering unit holder would only be able to utilize suspended losses in the year of the sale to the extent of any gain on sale.

If you have any questions regarding this information, please do not hesitate to contact us.

Sincerely,

Wilder Richman Historic Properties II, L.P.
General Partner

Richard Paul Richman

Richard Paul Richman
President